UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

MobileIron, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

      60739U204

(CUSIP Number)

Rishi Bajaj

Managing Principal

Altai Capital Management, L.P.

4675 MacArthur Court, Suite 1500

Newport Beach, CA 92660

949-326-9612

With a copy to:

Marc Weingarten & Aneliya Crawford

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022
212-756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

           April 14, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [☐].

CUSIP No. 60739U204	SCHEDULE 13D/A	Page 2 of 9 Pages

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60739U204	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Altai Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,950,075
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,950,075
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,950,075
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.88%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 60739U204	SCHEDULE 13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Altai Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,950,075
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,950,075
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,950,075
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.88%
14	TYPE OF REPORTING PERSON HC, OO

CUSIP No. 60739U204	SCHEDULE 13D/A	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rishi Bajaj
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,950,075
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,950,075
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,950,075
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.88%
14	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 60739U204	SCHEDULE 13D/A	Page 6 of 9 Pages

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Act, the undersigned hereby amend the Schedule 13D originally filed on October 4, 2017, the “Original Schedule 13D”), as amended by Amendment No. 1 filed on October 31, 2017 (“Amendment No. 1”) and with this Amendment No. 2 (“Amendment No. 2,” and together with the Original Schedule 13D and Amendment No. 1, the “Schedule 13D”) relating to the common stock, par value $0.0001 per share (the “Common Stock”), of MobileIron, Inc., a Delaware corporation (the “Company” or the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 3, 4, 5, 6 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The first paragraph of Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons used approximately $17,395,712 (including brokerage commissions) in the aggregate to purchase the Common Stock for the account of Osprey. A total of approximately $14,738,327 (including brokerage commissions) in the aggregate was used to purchase the Common Stock held by the Separately Managed Accounts; approximately $13,311,717 (including brokerage commissions) of such Common Stock allocated to the Separately Managed Accounts was purchased prior to the Investment Manager being appointed as the investment manager of the Separately Managed Accounts.

Item 4.	PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On April 14, 2020, the Reporting Persons entered into a cooperation agreement with the Issuer (the “Cooperation Agreement”), pursuant to which the Issuer agreed, among other things, to, as promptly as practicable appoint Mr. Bajaj to the Board in the class of directors with terms expiring at the 2022 annual meeting of the Issuer’s stockholders (the “2022 Annual Meeting”). Additionally, under the terms of the Cooperation Agreement, the Board will appoint Mr. Bajaj to serve on the Strategy Committee of the Board.

The Cooperation Agreement provides for certain customary standstill provisions during a standstill period (the “Standstill Period”), which are set to terminate, along with the Cooperation Agreement itself, on the date determined pursuant to either: (i) if Mr. Bajaj has resigned from the Board and all committees of the Board prior to the date that is two weeks prior to the last day of the time period established pursuant to the Amended and Restated Bylaws of the Issuer (the “Bylaws”) for stockholders to deliver notice to the Issuer of director nominations to be brought before the 2021 annual meeting of the Issuer’s stockholders (the “2021 Relevant Date”) then the 2021 Relevant Date; or (ii) if, on the 2021 Relevant Date Mr. Bajaj has not resigned from the Board, then the date that is two weeks prior to the last day of the time period established pursuant to the Bylaws for stockholders to deliver notice to the Issuer of director nominations to be brought before the 2022 Annual Meeting.

CUSIP No. 60739U204	SCHEDULE 13D/A	Page 7 of 9 Pages

In addition, the Cooperation Agreement provides that the Reporting Persons will vote all of their shares of Common Stock during the Standstill Period (i) in favor of the Issuer’s nominees for members of the Board and against any proposed directors not nominated by the Issuer and (ii) in accordance with the Board’s recommendation with respect to other proposals, in each case, subject to certain exceptions.

In addition, on April 15, 2020, the Reporting Person and the Issuer issued a joint press release announcing the Cooperation Agreement and certain of its material terms (the “Press Release”).

The foregoing summaries of the Cooperation Agreement and the Press Release are not complete and are qualified in their entireties by the full text of the Cooperation Agreement and the Press Release, both of which are included as Exhibit B and Exhibit C, respectively, to this Amendment No. 2 by reference to Exhibits 10.1 and 99.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 15, 2020 (the “Form 8-K”) and are incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 (a) – (c) of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of the date hereof, the Reporting Persons beneficially own an aggregate 7,950,075 shares of Common Stock, which Common Stock may be deemed to be beneficially owned by each of the Investment Manager, IMGP and Mr. Bajaj, and which represent approximately 6.88% of the Issuer’s currently outstanding Common Stock. All percentages set forth herein are based upon a total of 115,578,904 shares of Common Stock outstanding as of February 28, 2020, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on March 6, 2020. For purposes of disclosing the number of shares of Common Stock beneficially owned by each of the Reporting Persons, Investment Manager, IMGP and Mr. Bajaj may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of Common Stock that are owned beneficially and directly by the Reporting Persons. Each of Investment Manager, IMGP and Mr. Bajaj disclaims beneficial ownership of such shares of Common Stock for all other purposes.

(c) The Reporting Persons have not effected any transactions in the Common Stock in the past sixty days.

CUSIP No. 60739U204	SCHEDULE 13D/A	Page 8 of 9 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit B – Cooperation Agreement, dated as of April 14, 2020 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K).

Exhibit C – Press Release (incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K).

CUSIP No. 60739U204	SCHEDULE 13D/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2020

ALTAI CAPITAL MANAGEMENT, L.P.

By:	/s/ Rishi Bajaj
Name: Rishi Bajaj
Title: Authorized Signatory

ALTAI CAPITAL MANAGEMENT, LLC

By:	/s/ Rishi Bajaj
Name: Rishi Bajaj
Title: Authorized Signatory

/s/ Rishi Bajaj
Name: Rishi Bajaj